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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 8, 2024

Christine Y. Greenlees
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Kennedy Lewis Capital Company and Kennedy Lewis Capital Holdings LLC (the “Applicants”)
(File No: 812-15478)

Dear Ms. Greenlees:

We are writing in response to comments provided on September 25, 2023 with respect to the application (the “Application”) for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), filed on June 26, 2023 on behalf of Kennedy Lewis Capital Company (the “Company”), a Delaware statutory trust that has elected to be regulated as a business development company, and Kennedy Lewis Capital Holdings LLC, the Company’s investment adviser (the “Advisor”). The Applicants have considered your comments and have authorized us, on their behalf, to make the responses discussed below. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Application.

On behalf of the Applicants, set forth below are the Securities and Exchange Commission staff’s (“Staff”) comments along with the Applicants’ responses to or any supplemental explanations of such comments, as requested.

Comment 1.          On the cover page, please note the 812- file number assigned to the application.

Response 1.          The Application has been revised accordingly.

Comment 2.          On page 6, applicants state that the “Current Fund will determine its net asset value monthly . . ..” Supplementally, please confirm whether NAV will be determined monthly and please provide an explanation of applicants’ valuation methodology.

Response 2.          The Company respectfully acknowledges the Staff’s comment. Currently, in connection with the Company’s private offering (see Response 3 below), the net asset value (“NAV”) per share of the Company’s outstanding common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), is determined monthly by dividing the value of the Company’s total assets minus liabilities by the total number of Common Shares outstanding. Please refer to “Item 1. Business – Determination of Net Asset Value” in amendment number one to the Company’s registration statement on Form 10 for more information on the Company’s valuation methodology. The Company supplementally submits to the Staff that, in connection with a proposed public offering of the Company’s Common Shares, the Company filed with the SEC a registration statement on Form N-2 (the “Form N-2 Registration Statement”) to register the Common Shares under the Securities Act of 1933, as amended, and has filed the Form N-2 Registration Statement with each state (the “Public Offering”). During the Public Offering, the Company will determine its NAV per Common Share monthly. Please see “Determination of Net Asset Value” in the Form N-2 Registration Statement for more information on the Company’s valuation methodology.

Comment 3.          Supplementally, please advise whether the Current Fund intends to conduct a private offering of its shares of beneficial interest, either now or in the future.

Response 3.          The Company has privately offered its Common Shares pursuant to the terms set forth in the Company’s Private Placement Memorandum and the subscription agreements it enters into with investors, but will cease conducting a private offering at the time its N-2 Registration Statement is declared effective.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz